Filed by Livongo Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Livongo Health, Inc.; Teladoc Health, Inc.

Commission File No.: 333-248568

Transforming Healthcare, Across the Continuum of Care September 2020 Q:\Corporate Preparedness Projects\Teladoc\2020\2020.08 Deck 2.0\2020.08.16 TDOC 2.0 Deck Outline v2.pptx Time Stamp : 9 March 2017 10:42:26

Teladoc Health + Livongo: a Compelling Combination Creates the global leader in virtual care across primary, ambulatory, acute, complex and chronic care Positions combined company to lead the market and set the pace for a rapidly evolving healthcare industry Establishes a consumer-centric, whole-person virtual care solution, driving better care for consumers at a lower cost Combines two leading high-growth companies built for scale that have complementary cultures, are led by an experienced management team, and have a robust integration plan Delivers significant financial benefits and value creation for shareholders through clearly identifiable $500 million in run-rate revenue synergies by 2025 and $60 million in run-rate cost synergies by 2022

Teladoc Health Has a Track Record of Value Creation Teladoc Health’s acquired companies are actively selling into its legacy client base, and every major product we have developed is selling into acquired companies’ legacy client bases Teladoc Health Annual Revenue (in Millions) $77 $123 $233 $418 $553 $988 (midpoint of guidance) New Clinical Services New Payment Models New Care Settings 2015 IPO Year 2016 2017 2018 Future 2019 2020E Teladoc Health 67% CAGR 2015 – 2020 Since the 2015 IPO, Teladoc Health Has Invested $2B Acquiring Companies and Launched Dozens of Products and Partnerships >90% Client Retention Rate $472 Cost Savings to Client per Gen Med Visit 85% 2Q20 YoY Revenue Growth 92% 2Q20 YoY Growth in U.S. Paid Membership 203% 2Q20 YoY Growth in Total Visits

Execution of Teladoc Health’s Strategic Vision Since IPO Clinical Service Distribution Channel Product Enhancement New International Markets Clinical Scope Distribution & Markets IPO 2015 Dermatology Hospital & Health System Text-based Mental Health DTC 2017 Caregiver Expert Medical Services Device Integration 2018 Global Care International DTC Partner Mental Health Navigator Back-care ML-Powered Demand Planning 2019 Chronic Disease Health Assistant Pediatrics Canada United Kingdom France 2020 High Acuity Telemedicine Medicaid Nutrition Lab Testing Virtual Primary Care Text/Chat General Medical Site-based Telemedicine Medicare 2016 Broker/SMB Market B2B Mental Health

Teladoc Health’s Industry-Leading Differentiated Assets & Capabilities at Scale Member engagement Multi-specialty physician networks Global distribution channels Tech-enabled ops at scale Data & analytics Scale-driven ROI Comprehensive product offering Clinical quality

Livongo’s Highly Differentiated AI + AI Offerings Power Its Platform Uses technology to transform the experience of living with a chronic condition Creates a consumer-first, data-driven digital health experience that is easy to use and puts the consumer in charge Translates its deep consumer data into actionable and timely signals to improve member outcomes and cost savings Provides a differentiated consumer experience that includes personalized analytics, real-time coaching, hardware and supplies Fully scalable across multiple conditions in the pipeline including CHF and CKD Member Aggregate Conditions Behavior signals Preferences Iterate Leverage Decision Science to optimize interactions & health decisions Apply Livongo devices + Bring Your Own (Alexa, Higi, Apple watches) Apps/Web Coaching Interpret Clinical recommendations Potential behavior change

Livongo’s Data-Driven Insights Enable Better Outcomes… Strategic Rationale 1 55% Improvement in DASS Behavioral Health Diabetes Hypertension Weight Management 0.8pts Lower HbA1c 7.3% Avg weight loss 10mmHg Lower Systolic BP Unique model of care that leverages digital, self-management capabilities through nudges 24/7 remote monitoring Personalized, scalable virtual and live coaching model Capturing data to provide intelligent insights to providers Cultivating an intuitive consumer experience and strong client relationships Empowers Members and Strengthens Relationships 1

…Delivering Proven ROI at Scale and Creating Value for Stakeholders Average Member Net Promoter Score (NPS)1 +64 125% 2Q20 YoY Revenue Growth 113% 2Q20 YoY Growth in Diabetes Members Client Retention Rate1 94% 75% 2Q20 YoY Client Growth $109M Record EVA in 2Q20 $1,908 Per Participant per Year Gross Medical Savings in Diabetes2 Select Livongo Value Metrics

The Combined Company Meets an Unprecedented Market Opportunity… We are Creating an Entirely New Category of Whole-Person Virtual Care at a Time When the World Needs and Demands It 1B+ virtual care visits are expected to occur in 20201 $250B+ of current U.S. healthcare spend could be virtualized2 38%+ CAGR in telehealth market over the next five years3 250%+ YoY increase in funding for virtual care businesses, with virtual care one of the most prevalent subsectors of healthcare startups 4,5

For Consumers 76% now interested in using virtual care, as compared to 11% prior to COVID-191 33% would leave current physician for a provider who offered telehealth access2 Nearly 2/3 want virtual care doctor to partner with existing in-person doctor3 For Payors / Employers 80% of large employers believe virtual care will significantly impact the delivery of healthcare in the future4 Implementing more virtual care solutions is #1 priority for large employer health initiatives4 For Healthcare Providers 50 – 175x increase in utilization by health systems, independent practices, behavioral health providers and other providers1 64% of providers are now more comfortable using telehealth1 Meaningful easing of regulatory and reimbursement requirements for virtual care, with certain changes becoming permanent beyond COVID-19 pandemic …And Addresses Accelerated Demand for Virtual Care

Livongo Accelerates and Amplifies Teladoc Health’s Key Growth Strategies… Expand footprint and distribution Clinical services innovation Accelerate consumer adoption Broaden role in healthcare delivery = STRATEGIES ENHANCED BY LIVONGO  Existing distribution channels Product cross-sell/upsell Government programs Direct-to-consumer Global markets leadership Virtual primary care Integrated behavioral health solutions Virtual Center of Excellence specialty services Chronic care Clinical quality leadership Integrated, intuitive consumer experiences Engagement science and surround sound investments Virtual first experience Expanding access points and modalities Health system use cases Insurer scope of services In-home solutions Integration with local delivery system Accelerates plan to deliver above-market growth in a rapidly evolving industry and strategic environment

…Creating the Leader in Virtual Care The Combined Company Will Be a Compelling Partner for Clients During an Unprecedented Market Moment in a Rapidly Evolving Industry 60 Of top 100 hospitals and health systems using Teladoc and Livongo solutions 750M Livongo digital interactions by the end of 2Q20 10M Expected Teladoc visits in 2020 410k+ Livongo Diabetes members across 1,300+ clients; >30% of Fortune 500 companies use Livongo 70M U.S. lives with access to current Teladoc Health solutions 175+ Countries with Teladoc Health presence Leading provider of virtual health services across the continuum Significant coverage across geographies and segments Unique combination of broad data access and deep data insights

Together, Teladoc Health and Livongo Deliver Substantial Value for Shareholders 40% – 45% Pre-Synergy YoY Revenue Growth in 2021 30% – 40% Pre-Synergy ’20 – ’23 Revenue CAGR 15% – 18% Pre-Synergy Adj. EBITDA Margin by 2023 200 – 300bps Annual Expansion $100M Run-rate Revenue Synergies by 2022 $500M Run-rate Revenue Synergies by 2025 $60M Run-rate Cost Savings by 2022

$121B Combined U.S. TAM for Teladoc Health + Livongo 1.25B annual visits1 33% treatable via telemedicine2 $~50 average visit fee 216M annual visits4 80% treatable via telemedicine2 $~90 average visit fee3 5.1M annual incidence5 $~5,500 case rate6 1M U.S. physician care teams7 $~125/month8 + 1.5M endpoints9 $~535/month8 31.4M patients with diabetes10 $~900 PPPY11 39.6M patients with hypertension12 $~470 PPPY11 3

Empowering Whole-Person Care as a Comprehensive Partner with the Patient and Health System Full Spectrum of Health Care Coordination Navigate across both virtual and in-person resources, ensuring access to high-quality care throughout Complex Care Gain advice on diagnosis, treatment plan, or surgery from world-renowned specialists Chronic Care Take charge of health challenges with monitoring & personalized support Specialty Care Consult a specialist via virtual care and coordinate referrals to in-network, in-person care Wellness & Prevention Improve nutrition, exercise and wellbeing Mental Health Care Address stress, anxiety and other conditions with therapy counseling & treatment Primary Care Serve as the quarterback for care, developing care plans and referring individuals to resources they need, both virtual and in-person Acute Care Assess, diagnose and treat everyday health issues such as flu, infections & skin conditions

Delivering Whole-Person Care for Better Health and Cost Outcomes CLAIRE’S HEALTH JOURNEY Living with Hypertension Using connected blood pressure monitor and cuff, Claire and her care team monitor her hypertension Annual exam with Teladoc primary care physician; discusses medical history, nutrition and stress Teladoc physician consults with Claire, reviews lab results, diagnoses high blood pressure Livongo Health Nudges™ encourage Claire to stay on track For help with a healthier diet, Claire consults a Teladoc nutritionist Claire diagnosed with sinus infection; Teladoc physician writes Rx and advises on OTC medication risks related to hypertension With support of care team, ongoing blood pressure monitoring and Health Nudges, Claire achieves target weight and blood pressure; continues healthy habits To manage stress, Claire consults a Teladoc mental health therapist Creates personalized health plan including referral to Livongo hypertension program Based on the Livongo clinical data Claire shares,Teladoc physician writes Rx for blood pressure medication Lower medical and healthcare costs Livongo connected blood pressure monitor and cuff are shipped to her home, as part of easy-to-use health kit Teladoc Health Livongo Both

Powering the Physician of the Future with Information and Insights Easy to navigate user interface Real-time biometrics Data-driven recommendations Together, Teladoc Health and Livongo aim to help providers be informed in real-time, better prepared, and more consumer-centric to deliver better care, and promote better outcomes Automated workflows silence the healthcare noise — resulting in less time clicking and more time connecting — creating an experience better than an in-person visit

Market leading distribution and position Proven total-cost-of-care impact, with demonstrated quality and outcomes Leading consumer engagement and marketing approaches Scalable, technology-enabled platform Largest virtual care delivery network across 450+ specialties Global reach, with customers in 175+ countries Deep connectivity to in-person care delivery ecosystem Automated, one-to-many delivery model across multiple conditions Behavioral science-based engine that drives personalized results Actionable, data-driven clinical insights at scale World’s first integrated, proactive virtual delivery system Competitive Differentiation Creates First Integrated Virtual Delivery System

Combining Teladoc’s Data Breadth and Livongo’s Insights to Drive Results Teladoc Health + Livongo Unmatched combination of scale and insights, driving better experiences and results for individuals: Better engagement (right place, time, modality) N=1 experiences and recommendations Unique client insights Increased efficiency via multichannel outreach Improved outcomes Healthcare cost savings Aggregate Interpret Apply Iterate Teladoc’s data scale, with 13M cumulative visits and 82M text messages from 2015 to present… Livongo’s data insights, with 750M digital interactions generating biometric and behavioral data that power insights…

Substantial Revenue and Cost Synergy Opportunities OpEx Reduction Reduce run-rate costs by combining the two entities $60M in annual OpEx synergies by 2022 $500M in annual revenue synergies by 2025 ~55% Cross-sell ~25% Referrals ~20% International sales Cross-Sell of Existing Products Sell Teladoc and Livongo products across existing direct-to-employer and health plan relationships Expand Livongo into Teladoc Small & Medium Business, Managed Medicaid, and Hospital & Health System segments Develop an integrated Behavioral Health product with complementary Teladoc and Livongo assets and distribute within both existing customer bases Referrals Increase enrollment and utilization by referring individuals across Teladoc and Livongo products (when they have access to both), and amplify overall engagement and retention International Sales Use Teladoc international salesforce to drive sales of Livongo products to international insurers, employers and governments

Cross-Sell Synergies: Keys to Success How We Help Each Other Teladoc brings a large, diverse customer base including channels into SMB, MMC, and HHS (care delivery) markets Livongo adds complementary client relationships with Fortune 500 buyers and channel partners Together, Livongo and Teladoc offer an unmatched product suite that supports the full spectrum of customer use cases for virtual care ‒ Teladoc membership Membership overlap Conversion rate of covered lives to enrollees driven by: Prevalence of conditions managed by Livongo Current Livongo enrollment rates Current Livongo enrollee churn Non-overlapping covered lives = Cross-sell buy-up rate = New enrolled Livongo individuals New covered lives with access to Livongo due to cross-sell = 70M Teladoc covered lives today <25% overlap between lives that Teladoc and Livongo have access to today +3.0M by 2022 (This represents successful cross-sell to 4% of 2020 Teladoc covered lives) +5.1M by 2025 +117K by 2022 +250K by 2025 (Number of new lives from cross-sell synergies decrease as overlap between Teladoc and Livongo customers grows) Example Synergy Approach1: Livongo into Teladoc Cross-sell Opportunity © Teladoc Health, Inc. All rights reserved. NOTE: Does not include Teladoc into Livongo cross-sells, expansion of Livongo into new channels, or integrated Behavioral Health synergy

Cross-Sell Synergies: Path to Realization Cross-selling through existing reseller agreement between Teladoc and Livongo Intense integration planning to develop best-in-front approach for strategic relationships, joint-marketing materials, and sales education Teladoc and Livongo are separate companies until closing, with clear rules of engagement across both organizations Fully-integrated go-to-market approach Single portfolio presented to clients Integrated offers and bundled pricing Best-in-front approach within integrated sales force across all relationships Defined cross-selling targets and incentives, consistent with forecasts After Close Prior to Closing The Market is Already Excited About Our Combined Solution

Referral Synergies: Keys to Success Teladoc brings its existing base (and the millions of interactions it drives) as a foundation for referrals into Livongo products Teladoc brings an extensive general medicine and specialist provider network that can provide clinical guidance, decision-making, and prescribing for Livongo patients Livongo brings a proven capability in engaging the individuals it serves between touchpoints Together, Livongo and Teladoc can provide end-to-end coverage of the virtual services its combined consumers need, amplifying engagement and keeping individuals within the platform Total Teladoc visits Membership overlap % Enrollment rate of Livongo recruitable individuals from visits driven by: Prevalence of conditions managed by Livongo Rate of successful referrals to Livongo products Current Livongo enrollee churn New enrolled Livongo individuals = 21% of Teladoc users self-report having diabetes or hypertension today, consistent with U.S. prevalence for these conditions +13K by 2022 +147K by 2025 Number of U.S. virtual visits completed each year How We Help Each Other Example Synergy Approach1: Teladoc to Livongo Referral Opportunity NOTE: Does not include referrals from Livongo to Teladoc

Referral Synergies: Path to Realization Teladoc Health Livongo Both Umar “I feel stressed and anxious and I don’t know why, or how to stop it.” Asks for help managing stress during virtual PCP appointment Provider suggests behavioral health support, sets up a therapist visit Pre-visit, receives a nudge to complete stress management exercise Completes exercise and logs stress levels in days leading up to visit Uses exercise results to accelerate treatment in first therapy session More engagement “It was great that my doctor could help me with my stress, and give me tools to use therapy effectively.” Ana “My blood sugar is high and I think it’s my meds… but my doctor isn’t available for two weeks!” Tests blood sugar with Livongo glucometer Multiple high readings prompts nudge to check in Coach advises talking to provider about medications Seamless transfer to Teladoc providers – no additional log-in Teladoc provider identifies dosing issue and writes a new prescription Teladoc utilization “I feel so much better with my new medications – and I didn’t end up in the ER like the last time this happened.” Judy “I keep trying to manage my blood pressure but who knows if it works… so why bother taking my medications?” Livongo enrollment “It’s reassuring to watch my blood pressure go down as I take my meds. I’m so glad I got the push to sign up.” Sees Teladoc provider about sinus infection After patient history reveals hypertension diagnosis, provider refers to Livongo Seamless transfer to Livongo enrollment – no additional log-in and easier sign-up Receives welcome kit and begins monitoring her blood pressure actively With ongoing support and access to coaching, blood pressure falls

International Synergies: Keys to Success Teladoc brings deep international sales relationships driving 16% of LTM revenue, focused on markets with high-demand for best-in-class, innovative tech solutions Teladoc brings local knowledge and supporting infrastructure to address international regulatory requirements for Livongo market entry Livongo brings the opportunity to further differentiate Teladoc’s international offering and build an integrated ROI case with Livongo’s longitudinal chronic condition management By 2025… ~5% Livongo international revenue as a portion of Livongo total revenue How We Help Each Other

International Synergies: Path to Realization Australia & Canada Expand in large English-speaking markets with existing Teladoc sales channels and relationships Europe Leverage Teladoc sales relationships and existing compliance infrastructure to accelerate market entry Southeast Asia Target English-speaking markets with sophisticated payors and history of using health tech solutions Middle East Win on convenience in a high-prevalence region with a track record of preferring tech-enabled health offerings Brazil Target smaller, more innovative private payors to establish presence, then expand into larger, government business In addition to expanding into international payors, Livongo will cover foreign employees of existing US-based multinational employer customers

Significant Additional Synergies Using Integrated Capabilities SOURCES: IBM® MarketScan® Commercial Database; Commonwealth Fund; Health Affairs Next-Gen Specialist Care Virtual Primary Care 2.0 Hospital-at-Home Combine medical specialty and chronic condition services to expand offerings and cover new consumer needs with a full-stack solution With integrated virtual primary care and always-on chronic condition support, take risk-based payment and capture greater premium share from payors or risk-bearing providers Use critical care provider network, InTouch virtual care delivery platform, and Livongo connected devices to deliver acute services in the home 14% Percent of total physician and clinical services spend for the U.S. Commercial population from Cardiovascular, Endocrinology, Neurology, Women’s Health, and Orthopedics 31% Percent of total physician and clinical services spend for the U.S. Commercial population from Primary Care 6% Percent of hospital care that could be delivered using home-based models

Disciplined Integration Approach Confident in ability to execute a multi-faceted integration plan: Undergoing a rigorous planning process Leveraging lessons learned and best practices from many previous integrations Building on a strong foundation of complementary cultures and shared values People Develop organization structure, retaining critical talent while rationalizing redundancies Implement organizational changes Deploy comprehensive change management program, leveraging shared culture and values Sales & Marketing Identify and implement cross-selling opportunities Launch integrated sales team and go-to-market strategy Develop integrated brand and market story, reflecting joint ambition Expand into international markets with localized offerings Product Align product packaging and pricing, bundling solutions when appropriate Integrate existing product solutions and create unified member experience Design care team workflows, train providers, and develop incentives Develop new joint products with combined capabilities to offer step-change differentiation Data Design data architecture for the combined entity Migrate and harmonize data architectures Deliver personalized insights that drive improved engagement and experiences across all product solutions Technology Design technology architecture for the combined entity, identifying ways to streamline platforms and vendors Align development organizations on shared methodologies, tools, and processes Migrate to combined technology infrastructure

Strong ESG Profile Empowering more people to live better and healthier lives Making meaningful progress on addressing long-standing disparities as chronic conditions disproportionately impact underserved communities Telemedicine combined with the increase in remote monitoring devices promise real strides forward in medical knowledge and identification of conditions before they become symptomatic Diversity and inclusion is part of who we are — we provide care for people around the world and we reflect the diversity of our membership; additionally we are focused on ensuring a safe and inclusive environment for our employees Led by a combined Board that brings diverse experience and perspectives, and that leverages an Enterprise Risk Management program, developed under the oversight of the Board Promoting healthy, viable and equitable communities by making high-quality, personalized healthcare a reality for more people globally Using technology to quickly, safely provide access to medical care and reduce wait times to enable greater effectiveness, with a keen focus on ensuring customer privacy and data security Making a positive environmental impact by reducing carbon emissions through less frequent patient and physician travel; longer-term providing a reduction in the real estate footprint for hospitals and other facilities Lowering the cost of healthcare — through remote monitoring, at-home triage and easier access to highly trained professionals — patients prevent more costly care later

Creating Value for All Stakeholders Delivers significant financial benefits and value creation for shareholders through substantial revenue synergy opportunities and cost savings Provides consumers with a single access point for whole-person care regardless of clinical situation, driving better health outcomes, lower costs and consumer experience Reduces costs for payors and employers with the broadest portfolio of integrated, data-driven virtual care solutions Enables providers to achieve system-wide virtualization of care and become a critical partner in whole-person care Proven, visionary management team and talented employees with shared values, committed to the combined company’s success

Use of Projections This presentation includes unaudited financial projections for both Teladoc Health and Livongo with respect to revenue, adjusted gross profit and adjusted EBITDA.  Neither Teladoc Health’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the projections or expressed any opinion or any form of assurance related thereto.  The projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Teladoc Health’s management.  Because the projections cover multiple years, by their nature, they also become subject to greater uncertainty with each successive year.  Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown.  Teladoc Health makes no representation regarding the ultimate performance of Teladoc Health or Livongo compared to the projections and does not undertake any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date the projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.  In light of the foregoing, investors are cautioned not to place undue, if any, reliance on the projections included in the presentation.

Certain Disclaimers Cautionary Note Regarding Forward-Looking Statements This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health and Livongo, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc Health’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc Health’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc Health and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc Health, Livongo or their respective directors; the effects of disruption to Teladoc Health’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc Health’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc Health’s or Livongo’s stock prices; transaction costs; Teladoc Health’s ability to achieve the benefits from the proposed transaction; Teladoc Health’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc Health or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc Health’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc Health’s business model; changes in market conditions and receptivity to Teladoc Health’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc Health (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc Health’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc Health’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc Health nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.  No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Important Information for Investors and Stockholders In connection with the potential transaction, Teladoc Health has filed a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc Health that also constitutes a preliminary proxy statement of each of Teladoc Health and Livongo. After the registration statement is declared effective, each of Teladoc Health and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc Health and Livongo, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc Health or Livongo have filed or may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC HEALTH AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Teladoc Health or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc Health will be available free of charge on Teladoc Health’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc Health or Livongo. Teladoc Health and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc Health is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC. The term “Teladoc Health” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

Endnotes Page 7 1. Demonstrated at Fortune Brands after their Members spent 2 years enrolled in the Livongo for Diabetes solution over a 6-week period in individuals with BP of at least 140/80 in a peer-reviewed study prepared by Livongo and presented to the American College of Cardiology in April 2019; Average reduction in weight for Members who used Livongo’s solution for 12 months as of December 1, 2018; Depression Anxiety Stress Scale improvement shown in 55% of Members from the time of enrollment as of March 31, 2019 Page 8 As of December 31, 2019. $129 in medical savings plus supply cost savings (assumed to be $1 per test strip, used once a day). Page 9 US Virtual Care Visits To Soar To More Than 1 Billion, Forrester. 4/10/2020. Telehealth: A quarter-trillion dollar post-COVID-19 reality?. McKinsey & Company, 5/29/2020. Frost & Sullivan research. CB Insights, as of 8/10/2020. Mercom. Page 10 Telehealth: A quarter-trillion dollar post-COVID-19 reality?. McKinsey & Company, 5/29/2020. Sage Group Partners Survey, April 2020. 3. Teladoc Brand Health, May 2020. 4. Business Group on Health Survey, August 2020. Page 14 Annual visits calculated according to CDC reports from 2011, 2016, and 2017 of ambulatory care visits in the US, which includes visits to physician offices, outpatient hospital visits, ER, and other care locations Based on Teladoc Health’s internal analysis and industry data Data from Teladoc Health’s own business and estimates of visit fee (excludes PMPM and dermatology) Behavioral Health visits from 2018 SAMHSA report on mental illness Incidence of top conditions currently addressed by Expert Medical team; data from American Cancer Society (Cancers), Epilepsy Foundation (Epilepsy), Multiple Sclerosis Foundation (MS), Crohn’s and Colitis Foundation (IBD/Crohn’s/ Colitis), Gastroenterology and Hepatology (Diverticulitis), Best Practices and Research Clinical Rheumatology (RA), US Bone and Joint Initiative (MSK conditions) Based on Teladoc Health estimates of Expert Second Opinion case rate in market Kaiser Family Foundation and American Association of Colleges of Nurses (AACN) Internal estimates based on current pricing and market penetration Endpoints calculated using AHA, CDC, NACHC Number of diabetes patients covered by employer or Medicare and Medicaid sourced from United Health Group Livongo pricing Number of hypertension patients (excluding those with diabetes or ~23.2 M people in US) covered by employer or Medicare and Medicaid sourced from United Health Group

Endnotes Page 21 Example synergy calculation approach includes cross-sell of Livongo products into Teladoc only and does not account for the full ~55% of 2025 revenue synergy value attributed to the overall cross-sell opportunity described on page 20. Does not include cross-sell of Teladoc products into Livongo customers, does not include expansion of Livongo into Small and Medium Businesses, Managed Medicaid, and Hospitals & Heath Systems, does not include development and distribution of an integrated Behavioral Health product across both customer bases Page 23 Example synergy calculation approach includes referrals from Teladoc to Livongo products only and does not account for the full ~25% of 2025 revenue synergy attributed to the overall referral opportunity described on page 20. Does not include referral of Livongo users to Teladoc products Page 36 Teladoc financial projections for the year ending December 31, 2020 reflects Teladoc’s acquisition of InTouch Health Technologies, Inc., which was completed on July 1, 2020. Adjusted gross profit is a non-GAAP financial measure and consists of total revenue minus total cost of revenue (exclusive of depreciation and amortization shown separately). Adjusted EBITDA is a non-GAAP financial measure and consists of net loss before interest, foreign exchange gain or loss, taxes, loss on extinguishment of debt, depreciation, amortization, stock-based compensation, gain on sale and acquisition and integration related costs. Non-GAAP gross profit is a non-GAAP financial measure and consists of gross profit, excluding (i) stock-based compensation expense, (ii) amortization of intangible assets, and (iii) employer payroll taxes on stock-based compensation. Adjusted EBITDA is a non-GAAP financial measure and consists of net loss adjusted to exclude (i) depreciation and amortization, (ii) amortization of intangible assets, (iii) stock-based compensation expense, (iv) employer payroll taxes on stock-based compensation, (v) acquisition-related expenses, (vi) change in fair value of contingent consideration, (vii) other income, net and (viii) provision for (benefit from) income taxes.

APPENDIX

Summary Financial Forecast Pre-Synergies (Prepared in Connection with Merger) Source: Preliminary S-4 filed on September 3, 2020. While Teladoc provides limited near-term guidance each quarter, Teladoc does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of projections and their underlying assumptions and estimates. Year Ending December 31 ($ in Millions) 20201 2021 2022 2023 Teladoc Financial Projections Total Revenue $988 $1,338 $1,739 $2,192 Adj. Gross Profit2 609 853 1,116 1,397 Adj. EBITDA3 89 154 244 362 Teladoc Management-Adjusted Livongo Projections: Total Revenue $351 $567 $892 $1,257 Non-GAAP Gross Profit4 266 431 678 957 Adj. EBITDA5 37 71 134 229